BRF S.A.

A Publicly Held Company
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

Approval of the Investment Agreement by CADE

In addition to the market announcements published on November 1, 2013, June 6, 2014 and June 26, 2014, BRF S.A. ("Company" or "BRF") hereby informs its shareholders and the market that, in the ordinary session held on Wednesday (08/20), the Administrative Council for Economic Defense ("CADE") approved, through the establishment of an Agreement on Concentration Control (Acordo em Controle de Concentrações - "ACC"), the Investment Agreement entered into by the Company with Minerva S.A. ("Minerva") and VDQ Holdings S.A., the controlling shareholder of Minerva, on November 1, 2013.

As disclosed in the Announcement to the Market of November 1, 2013, the Investment Agreement regulates the terms and conditions of a transaction through which BRF will allocate its cattle slaughtering plants of Várzea Grande and Mirassol D’Oeste, as well as the employees involved in these activities, to a closed capital company that will be merged into Minerva, with the subsequent increase of Minerva’s share capital ("Transaction").

Under the terms of the ACC, the parties undertake to adopt a structural solution involving Minerva’s processed foods assets, in order to eliminate the competition concerns identified in the Opinion of CADE’s General Superintendence (as previously stated in the announcement to the market released on June 6, 2014).

BRF and Minerva are adopting the necessary measures to the closing of the Transaction; BRF will keep the market informed about the developments on the matter in question.

São Paulo, August 20, 2014

Augusto Ribeiro Júnior
Chief Financial and Investors Relations Officer